UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ample Hills Holdings, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 20, 2015

Physical address of issuer
305 Nevins Street, Brooklyn, NY, US

Website of issuer
http://www.amplehills.com

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
162

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$13,820,536	$5,262,282
Cash & Cash Equivalents	$7,101,233	$1,647,348
Accounts Receivable	$121,602	$120,911
Short-term Debt	$573,624	$639,331
Long-term Debt	$1,896,941	$52,443
Revenues/Sales	$6,020,644	$5,475,968
Cost of Goods Sold	$1,687,569	$1,538,141
Taxes Paid	$0	$0
Net Income	$(1,608,623)	$(121,281)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 1, 2019

FORM C

Up to $1,070,000.00

Ample Hills Holdings, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Ample Hills Holdings, Inc., a Delaware Corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), to prospective investors (the "for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "***Securities***"). Investors purchasing the Securities are sometimes referred to herein as "***Purchasers***" or "***Investors***." The Company intends to raise at least $25,000.00 (the "***Minimum Amount***") and up to $1,070,000.00 (the "***Maximum Amount***") from Investors in the offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $25.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the Investors are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The Intermediary will be entitled to receive 6.0% of the cash proceeds and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Investors	Service Fees and Commissions (2)(3)	Net Proceeds
Minimum Individual Purchase Amount (1)	$25.00	$1.50	$23.50
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6.0% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants and fees collected by the Escrow Agent.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.amplehills.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 1, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. **THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.**

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

Upon the closing of the Offering, whether initial or final, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.amplehills.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Ample Hills Holdings, Inc. (the "*Company*") is a Delaware corporation incorporated on August 20, 2015. The Company is currently conducting business under the name Ample Hills Creamery.

The Company is located at 305 Nevins Street, Brooklyn, New York, 11215, and its website is http://www.amplehills.com.

The Company primarily conducts business in/from New York, New Jersey, Florida and California.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company manufactures and distributes ice cream and operates ice cream shops. Our business includes a retail presence in Ample Hills ice cream shops across New York, New Jersey, California and Florida and at grocery chains in New York, New Jersey, Connecticut, Massachusetts and California. We also sell ice cream nationwide via our website.

The Offering

Minimum amount of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Crowd Safe Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Crowd Safe Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$25.00
Offering deadline	April 30, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

*The total number of Crowd SAFES outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2.0% of the Securities issued in the Offering(s).
+ The Company reserves the right to amend the Minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if our suppliers do not provide ingredients and supplies which meet our requirements. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular item.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised stores, and we may have limited control with respect to the operations of licensed or franchised stores, which could have a negative impact on our reputation and business.
We may in the future rely on licensees or franchisees and the manner in which they operate under such licensees or franchise to develop and promote our business. Generally, our licensees are required to operate according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our Company's business plan. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws when licensees or franchisees execute on our Company's business plan.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

If we or our manufacturers fail to comply with the FDA's quality system regulation, the manufacturing and distribution of our products could be interrupted, and our product sales and operating results could suffer.
We and our contract manufacturers are required to comply with the FDA's quality system regulation, or QSR, which is a complex regulation that governs the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces the QSR through periodic inspections. We cannot assure you that our facilities or the facilities of the manufacturers of our products would pass any future inspection. If our facilities or any of the facilities of the manufacturers of our products fail an inspection, the manufacturing or distribution of our products could be interrupted and our operations disrupted. Failure to take adequate and timely

corrective action in response to an adverse inspection could result in a suspension or shutdown of our packaging and labeling operations and the operations of the manufacturers of our products or a recall of our products, or other administrative or judicial sanctions. If any of these events occurs, we may not be able to provide our customers with the quantity of products they require on a timely basis, our reputation could be harmed, and we could lose customers and suffer reduced revenues and increased costs.

We may be subject to product liability claims should the consumption of any of our products cause injury, illness, or death.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a misbranded, adulterated, contaminated, or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require our management to spend time defending the claims rather than operating our business.

A product that has been actually or allegedly misbranded or becomes adulterated could result in product withdrawals or recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of demand for our food products, which could have an adverse effect on our financial condition, results of operations or cash flows.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacture, marketing and distribution of ice cream, as well as the operation of ice cream shops. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. If consumer demand for our products decreased, our business and financial condition would suffer. In addition, sales of ice cream are subject to evolving consumer preferences that we may not be able to accurately predict or respond to. A significant shift in consumer demand away from our products could reduce our sales or our market share and the prestige of our brand, which would harm our business and financial condition.

Because we rely on a number of raw materials to create our products and a limited number of third-party suppliers to supply our raw materials, we may not be able to obtain raw materials on a timely basis, at cost effective pricing or in sufficient quantities to produce our products.

There may be a limited market supply of any of our core ingredients. In addition to the market limitations of the raw materials used to make our products, we rely on a limited number of third-party suppliers to supply us with such raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply, pricing or exclusive access to raw materials from these sources. Any of our suppliers could discontinue or seek to alter their relationships with us. Additionally, we may be adversely affected if there are increases in demand for the specific raw materials we use in our products, there is a reduction in overall supply of our required raw materials or our suppliers raise their prices, stop selling to us or our third-party manufacturer or enter into arrangements that impair their abilities to provide us or our third-party manufacturer with raw materials.

Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers' businesses, finances, labor relations, ability to import raw materials, costs, production, insurance, reputation and weather conditions during growing, harvesting or shipping, including flood, drought, frost and earthquakes, as well as natural or man-made disasters or other catastrophic occurrences.

If we experience significant increased demand for our products, or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials will be available when required on acceptable terms, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards.

Even if our existing suppliers are able to expand their capacities to meet our needs or we are able to find new sources of raw materials, we may encounter delays in production, inconsistencies in quality and added costs. We are not able to pass increased costs onto the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in, or increased costs of, our supply of raw materials could have an adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

The Company's retail stores have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.
The Company's retail stores have required substantial investment in equipment and leasehold improvements, information systems, inventory and personnel. The Company also has entered into substantial operating lease commitments for retail space. Due to the high cost structure associated with the Company's retail stores, a decline in sales or the closure or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and severance costs.

The Company's retail operations are subject to many factors that pose risks and uncertainties and could adversely impact the Company's financial condition and operating results, including macro-economic factors that could have an adverse effect on general retail activity. Other factors include, but are not limited to, the Company's ability to manage costs associated with retail store construction and operation; manage relationships with existing retail partners; manage costs associated with fluctuations in the value of retail inventory; and obtain and renew leases in quality retail locations at a reasonable cost.

We may be involved in litigation arising in the ordinary course of business or otherwise that could distract management from our business activities and result in significant liability or damage to our brand.
As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. We may be involved in litigation arising in the ordinary course of our business or otherwise, which may include class actions involving consumers, shareholders or employees, and claims relating to employees, commercial disputes, landlord-tenant disputes, intellectual property issues, product-oriented allegations and slip and fall claims. These actions and claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other actions and claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations and our reputation.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.
Our existing leased properties, as well as properties we may lease in the future and commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of this Act, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with this Act may require expensive changes to the properties.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins.
Our ice cream shops compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. We compete with other ice cream shops and ice cream manufacturers, smoothie and juice bar retailers, specialty coffee retailers, frozen yogurt retailers and fast food restaurants. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins. We also compete with other employers in our markets for workers and may become subject to higher labor costs as a result of such competition.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers' commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at

which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on

17

Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity

securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company manufactures and distributes ice cream and operates ice cream shops. Our business includes a retail presence in Ample Hills ice cream shops across New York, New Jersey, California and Florida and at grocery chains in New York, New Jersey, Connecticut, Massachusetts and California. We also sell ice cream nationwide via our website.

History of the Business
The Company was incorporated on August 20, 2015 by Brian Smith and Jackie Cuscuna.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ample Hills Creamery Ice Cream	Premium ice cream sold at Ample Hills ice cream shops, as well as in grocery stores and online.	Consumers both in-person and online.

Competition

Premium ice cream is a highly competitive space will many competitors in both the grocery channel and the retail store channel. Primary competitors include Jenis, Van Leuween, Salt & Straw, and Halo Top.

Supply Chain and Customer Base

We source our milk from Midland Farms, located in Menands, New York. For more information visit: https://midlandfarms.com.

Our customers are ice cream lovers of all ages, predominantly in the New York metro area, but also across the United States.

Intellectual Property

The Company's owns the following intellectual property:

Domain Names
1. www.amplehills.com
2. www.order.amplehills.com
3. www.amplehills.net
4. www.flavotron.com

Mark	Registration No.	Goods and Services
AMPLE HILLS CREAMERY	4,881,374	Class 030: Ice cream; Ice cream bars; Ice cream desserts; Ice cream floats; Ice cream sandwiches; Ice-cream cakes; Class 035: Online retail bakery shops; Retail store services featuring ice cream for consumption off the premises; Class 043: Ice cream parlors

Common Law Trademarks

AMPLE HILLS CREAMERY & Design:



Character Design Mark:



Village Scene Design Mark:



Building Design Mark:



Flavors:
OOLY GOOEY BUTTER CAKE
THE MUNCHIES
THE RAW DEAL
NONNA D'S OATMEAL LACE
SALTED CRACK CARAMEL
CHOCOLATE MILK & COOKIES
PB WINS THE CUP
BOURBON STREET
PISTACHIO SQUARED
THE COMMODORE

<u>Copyrights</u>

Village Scene Art:



Building Art:



Governmental/Regulatory Approval and Compliance

We rely upon the New York State Department of Agriculture's approval to manufacture and distribute ice cream.

Litigation

The Company currently has three pending lawsuits. One relates to a trip and fall in one of our stores, one relates to claims of faulty equipment that was lent to a contractor, and one is related to a dispute under the Americans with Disabilities Act. We anticipate all of these to be settled in our favor and have insurance to cover them.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
General Working Capital	94.00%	$23,500	9.40%	$100,580
Retail Shop Openings	0.00%	$0	75.20%	$804,640
Employment	0.00%	$0	9.40%	$100,580
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company may alter the use of proceeds as set forth above, in its sole discretion. The Company may alter the use of proceeds under the following circumstances: The Company may alter the use of proceeds when the needs of execution demand the allocation of capital in order to effectively execute, as per the discretion of Company Officers and/or Directors.

* The Use of Proceeds chart is not inclusive of fees paid for payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Brian Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer, August 2015 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Brian Smith has been employed as Chief Executive Officer of the Company for the past three years.

Education
B.S. Psychology, Guilford College

Name
Jackie Cuscuna

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Compliance Officer, August 2015 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jackie Cuscuna has been employed as the Chief Compliance Officer of the Company for the past three years.

Education
B.S. Cornell
M.P.A, Cornell

Name
Charles E. O'Donnell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, August 2015 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Charles E. O'Donnell has served as General Partner of Brooklyn Bridge Ventures for the past three years.

Education
BS in Finance from Fordham University

Name
Michael Murphy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, October 2017 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Michael Murphy has served as General Partner of Rosecliff Ventures for the past three years.

Education
Hofstra University

Name
Tom Potter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Tom Potter has served as the President of New York Distilling Company for the past three years. In that role he oversaw all distillery operations.

Education
BA Yale University, MBA Columbia University

Name
Morgan Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, December 2017 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Morgan Johnson served as an investing partner with Nucleus Adventure Capital from 2012 to 2017.

Education
B.Sc. Economics, London School of Economics
M.B.A Finance, NYU Stern

Name
Richard Saslaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Finance, April 2018 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Richard Saslaw is the Company's primary financial officer, and is responsible for the Company's financial health.

Education

B.S. Finance, Lehigh University

M.B.A. Finance, Fordham University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 162 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,021,862
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights and the right of first refusal.
How this security may limit or dilute the Securities issued pursuant to this Offering	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	48.136%

Type of security	Series Seed Preferred Stock
Amount outstanding	471,106
Voting Rights	One vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of Preferred Stock do have anti-dilution rights and the right of first refusal.
How this security may limit or dilute the Securities issued pursuant to this Offering	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	22.192%

Type of security	Series A Preferred Stock
Amount outstanding	629,908
Voting Rights	One vote per share of Preferred Stock.
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights and the right of first refusal.
How this security may limit or dilute the Securities issued pursuant to this Offering	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	29.672%

The Company has the following debt outstanding: (1) a Small Business Administration (SBA) loan from Flushing Bank of $1,800,000; and (2) convertible promissory notes held by certain investors in the aggregate principal amount of $2,474,697.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	471,106	$4,866,525.00	General working capital	February 27, 2017	Rule 506(b)
Series A Preferred Stock	629,921	$7,999,943.00	General working capital	October 17, 2017	Rule 506(b)
Convertible Promissory Notes	N/A	$3,474,697.06	General working capital	November 12, 2018	Rule 506(b)

Valuation

There has been no formal valuation of the Company and the Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily. Purchasers are encouraged to determine his, her or its own independent value of the Company prior to investing.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ample Hills Creamery, Inc.	41.976%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Operations

The Company intends to utilize the capital raised in this Offering as stated in the Use of Proceeds table.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The Company plans to use the proceeds from this Offering as set forth above in the Use of Proceeds table.

Capital Expenditures and Other Obligations

The Company intends to open three to four new shops in 2019. We expect to open 1 kiosk costing approximately $125k, 1 scoop shop costing approximately $350k and a party shop costing around $500k.

Trends and Uncertainties

After reviewing this Form C in its entirety and the Company's current business plan, Purchasers should consider the trends and uncertainties that a company in this industry may be subject to, the financial health of the Company and the need for external financing and come to his, her or its own evaluation of whether to purchase Securities in this Offering.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Investor funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities has been determined and arbitrarily at $1.00. The minimum amount that an Investor may invest in the Offering is $25.00, subject to waiver by the Company.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

In the event two-times the Target Offering Amount is reached prior to the April 30, 2019 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("***Closing Date***")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until the 48 hours before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before the Closing Date.

The Company may only conduct another close before the Closing Date if i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and ii) more than 21 days remain before the Closing Date.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 3,000,000 shares of Common Stock, $0.0001 par value per share, of which 1,594,523 are issued and outstanding, (ii) 471,106 shares of Series Seed Preferred Stock, par value $0.0001 par value per share, all of which are issued and outstanding and (iii) 629,921 shares of Series A Preferred Stock, par value $0.0001 per share, all of which are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $10,000,000.00 (an "*Equity Financing*"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "*Purchase Amount*") by:

(a) the quotient of $45,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("*IPO*") or Change of Control (see below) (either of these events, a "*Liquidity Event*") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $45,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities will not have voting rights or when converted, unless converted to common stock of the Company. The Company does not have any voting agreements in place that would affect the Securities as the Securities give the Purchaser no voting rights with respect to the Company in any form.

The Company has the following shareholder/equity holder agreements in place.

1. Ample Hills Creamery, Inc., of which the Company's CEO, Brian Smith, is the primary shareholder, is subject to (1) a Stock Restriction Agreement and (2) a Right of First Refusal Agreement and Co-Sale Agreement (the "***ROFR Agreement***").
2. All holders of shares of the Company's Series A Preferred Stock are party to (1) the ROFR Agreement, (2) an Investor Rights Agreement and (3) a Voting Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Brian Smith

(Signature)

Brian Smith

(Name)

Chief Executive Officer
(Title)

February 1, 2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Smith
(Signature)

Brian Smith
(Name)

Chief Executive Officer, Director
(Title)

February 1, 2019
(Date)

/s/ Morgan Johnson
(Signature)

Morgan Johnson
(Name)

President
(Title)

February 1, 2019

(Date)

/s/ Richard Saslaw
(Signature)

Richard Saslaw
(Name)

Director of Finance
(Title)

February 1, 2019
(Date)

/s/ Jackie Cuscuna
(Signature)

Jackie Cuscuna
(Name)

Director
(Title)

February 1, 2019
(Date)

/s/ Charles E. O'Donnell
(Signature)

Charles E. O'Donnell
(Name)

Director
(Title)

February 1, 2019
(Date)

/s/ Tom Potter
(Signature)

Tom Potter
(Name)

Director
(Title)

February 1, 2019
(Date)

/s/ Michael Murphy
(Signature)

Michel Murphy
(Name)

Director
(Title)

February 1, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Crowd SAFE

EXHIBIT A

Financial Statements

Ample Hills Holdings, Inc.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ending December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 31, 2018

To: Board of Directors, Ample Hills Holdings, Inc.

Re: 2017-2016 Financial Statement Review
Ample Hills Holdings, Inc.

We have reviewed the accompanying financial statements of Ample Hills Holdings, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of operations, owners' equity or deficit, and cash flows for the calendar year(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Ample Hills Holdings, Inc.
BALANCE SHEET
As of December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Amounts in thousands, except share numbers

	2017	2016
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,101.2	$ 1,647.3
Accounts receivable	121.6	120.9
Inventory	310.7	160.9
Other current assets	133.1	48.8
Total Current Assets	7,666,6	1,977.9
Non-Current Assets		
Fixed assets, net	5,648.3	2,907.7
Intangible assets, net	276.0	228.9
Other non-current assets	229.7	147.7
TOTAL ASSETS	$ 13,820.5	$ 5,262.3
LIABILITIES AND SHAREHOLDERS' CAPITAL		
Liabilities		
Current Liabilities		
Accounts payable	$ 513.2	$ 510.9
Other current liabilities	60.4	128.4
Total Current Liabilities	573.6	27,464
Non-Current Liabilities		
Loans and capital leases	1,896.9	52.4
TOTAL LIABILITIES	2,470.6	691.8
Shareholders' Equity		
Common stock (3,000,000 shares authorized, 1,000,000 shares issued and outstanding)	139.5	139.5
Preferred stock (1,062,908 shares authorized, 1,101,027 shares issued and outstanding)	12,866.5	3,803.1
Additional paid-in capital	0.0	665.7
Accumulated equity (deficit)	(1,656.0)	(40.8)
TOTAL SHAREHOLDERS' CAPITAL	11,350.0	4,570.5
TOTAL LIABILITIES AND SHAREHOLDERS' CAPITAL	$ 13,820.5	$ 5,262.3


Ample Hills Holdings, Inc.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Amounts in thousands


	2017	2016
Revenues, net	$ 6,020.6	$ 5,476.0
Cost of goods sold	(1,687.6)	(1,538.1)
Gross Profit	4,333.1	3,937.8
Operating Expenses:		
General and administrative	5,327.6	3,848.6
Sales and marketing	90.7	71.2
Total Operating Expenses	5,418.3	3,919.8
Other Income/(Loss):		
Depreciation and Amortization	(498.3)	0
Interest Expense	(50.6)	(144.0)
Other Income	25.4	4.7
Net Income (Loss)	$ (1,608.6)	$ (121.3)

Ample Hills Holdings, Inc.
STATEMENT OF OWNERS' CAPITAL
Calendar years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)
Amounts in thousands, except share numbers

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Equity (Deficit)	Total Members' Capital (Deficit)
	# Shares	Amount	# Shares	Amount			
Balance as of January 1, 2016	**1,000,000**	**139.5**	**432,593**	**3,803.1**	**665.7**	**80.5**	**4,688.9**
Net Loss						(121.3)	(121.3)
Balance as of December 31, 2016	**1,000,000**	**139.5**	**432,593**	**3,803.1**	**665.7**	**(40.8)**	**4,570.5**
Stock Issuances			629,908	9,060.4	(665.7)	(6.7)	8,388.0
Net Loss						(1,608.6)	(1,608.6)
Balance as of December 31, 2017	**1,000,000**	**139.5**	**1,062,501**	**12,866.5**		**(1,656.0)**	**11,350.0**

Ample Hills Holdings, Inc.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements (Unaudited)

Amounts in thousands

	2017	2016
Cash Flows From Operating Activities		
Net income (Loss)	$ (1,608.6)	$ (121.3)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	498.3	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	0.7	(115.4)
(Increase) Decrease in inventory	(149.8)	(106.5)
(Increase) Decrease in other current assets	(84.3)	(49.8)
Increase (Decrease) in accounts payable	2.3	510.9
Increase (Decrease) in other current liabilities	(68.0)	128.4
Net Cash Used In Operating Activities	(1,409.4)	247.3
Cash Flows From Investing Activities		
Acquisition of non-current assets	(3,368.1)	(2,140.7)
Net Cash Used In Investing Activities	(3,368.1)	(2,140.7)
Cash Flows From Financing Activities		
Proceeds from issuances of preferred stock	8,388.0	0.0
Proceeds from long-term borrowings	1,843.4	52.4
Net Cash Provided By Financing Activities	10,231.4	55.4
Net Change In Cash	5,453.9	(1,838.0)
Cash at Beginning of Period	1,647.3	3,485.3
Cash at End of Period	7,101.2	1,647.3

NOTE 1 - NATURE OF OPERATIONS

Ample Hills Holdings, Inc. (the "Company") was incorporated on August 20, 2015 ("Inception") in the state of Delaware. The Company sells premium ice cream products online and through more than a dozen Company-operated retail outlets.

Since Inception, the Company has relied on capital raises and loans to fund its business. As of December 31, 2017, the Company had working capital of $7.7M but could incur losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note below), capital contributions investors and funds from revenue producing activities if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2017 and 2016, the Company had $7.1M and $1.6M cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company had $121,600 and $120,900 in accounts receivable, respectively. Based on the creditworthiness of its customers and the history of collections, the Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2017 and 2016, the company maintained $5.6M and $2.9M of fixed assets, net of accumulated depreciation, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition

threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – INVENTORY

The Company records inventory at the lower of cost or market and records inventory as raw materials, work-in-process and finished goods. As of December 31, 2017 and 2016, the Company had $310,700 and $160,900 of inventory, respectively.

NOTE 5 – OTHER CURRENT ASSETS

The Company has recorded prepaid rent and other prepaid expenses as other current assets. As of December 31, 2017, the Company had $69,822 and $63,234 of prepaid rent and other prepaids, respectively.

NOTE 6 – NON-CURRENT ASSETS

The Company maintains the following fixed asset accounts as of December 31, 2017:

FIXED ASSETS	2017 balance
Furniture, Fixtures, Equipment	1,784,740
Leasehold Improvements	3,493,652
Other Equipment	933,528
Less: Accumulated Depreciation	(563,628)
TOTAL	5,648,291

Additionally, as of December 31, 2017, the Company had $303,333 of intangible assets with an associated amount of $27,368 of accumulated amortization of those intangible assets.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is currently involved in two lawsuits. The Company is involved in a lawsuit regarding workers' compensation at one of its ice cream making facilities. Additionally, the Company has been sued under the Americans with Disabilities Act pertaining to access at one of its retail establishments. The Company intends to vigorously defend itself but may settle the lawsuits if the Company finds the settlement of these matters to be financially prudent.

Leases
The Company leases more than a dozen physical locations to operate its business. More than half of the locations are under lease past 2020. The Company anticipates the following lease obligations through 2023 absent any lease renewals. (Amounts in thousands.)

	Lease (Real Estate)	Software	Bakery Equipment	Other Equipment
2019	1,866	13.8	21.3	5.5
2020	1,908	13.8	21.3	5.5
2021	1,836	10.4	21.3	5.5
2022	1,814		12.4	2.5
2023	1,692			
After 2023	6,331			

NOTE 8 – SHAREHOLDERS' EQUITY

In 2017, the Company issued 629,921 shares of Series A Preferred stock in exchange for approximately $8M. As of December 31, 2017, the Company had 1,000,000, 471,106, and 629,908 shares of common, Series Seed Preferred and Series A Preferred stock, respectively.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss for the period from inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a six percent commission fee and a SAFE equivalent to two percent of the securities issued in this offering.

Convertible Note Issuance
In 2018, the Company began a campaign to raise $3.5M of additional funds through the issuance of convertible promissory notes.

Line of Credit

In 2018, the Company has established a revolving line of credit to meet short-term cash flow needs.

Management's Evaluation

Management has evaluated subsequent events through January 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Video Transcript

Brian: I'm Brian Smith. Together, my wife, Jackie Cuscuna, and I started Ample Hills in the spring of 2011.

Jackie: We were new parents and novice entrepreneurs. We knew next to nothing about business. But we had a dream, a passion for ice cream, for storytelling and for community.

Brian: Ice cream plays such a mythic role in American culture. The old soda fountain, the gathering place. Ice cream connects us. Specifically around this idea of childhood. That's really what it was, me wanting to connect back to that joy, that sense of wonder you feel every day when you're a kid, that's our MISSION…

Jackie: …To build shops that are time machines to childhood

We opened our first shop on a quiet street in Brooklyn. Although we sold out of ice cream in the first few days, we succeeded in bringing the community together. That is what we strive to do with each and every new shop

We talk a lot about this idea of community, of building community… And that is the driving force for this crowdfunding opportunity, to invite you into our family, to own a piece of Ample Hills. We're asking you to join us, in the most profound way possible, to be a part of our journey.

Brian: Our goal, our dream is to become America's ice cream. To define ice cream in America.

To start, we must make the best ice cream anywhere. We built a 15k square foot factory in Red Hook, Brooklyn so that we could do just that. We make all of our ice cream from scratch using the freshest and highest-quality ingredients. In fact our factory is as much a bakery as it is an ice cream plant, because we make our mix-ins too. Our ooey gooey cake, our peppermint patties, our peanut butter cups, all house made. Why? Because it's more fun, and it tastes better!

Jackie: Next, we want to build shops in California, in Texas, in Florida, in Illinois, all over… Shops that become gathering places (like the soda fountains of old), shops that host ice cream socials and birthday parties and churning classes.

Brian: Can we build a national business, a collection of ice cream shops across the country that are of a place, not cookie cutter versions of each other, that tell our origin story from Brooklyn, but also tell the stories of all the places that we travel to?

Jackie: We need your help with this, not just your investment right now, not just your money, but your help in keeping us honest, your ideas on HOW we grow, and yet maintain the integrity, the authenticity of what we've built to this point.

Brian: Our name comes from Walt Whitman. He wrote a poem called "Crossing Brooklyn Ferry" in 1856, in which he writes about our shared humanity, and the connections between us, across space and time. He speaks to us, 150 years later, and tells us he saw the same seagulls we see, the same tall buildings, felt the same questions stirring within him…

"I too lived, Brooklyn of Ample Hills was mine."

Jackie: What we're after is simpler, but no less profound. Connections across the table, sharing a scoop of ice cream, sharing life.

Help us identify new locations in the comments section below. Help us brainstorm new ways to differentiate our shops, and keep them unique, of a place. Come and be a part of our family, our Ample Hills family. Thank you.

EXHIBIT C
Offering Page





Company Name	Ample Hills Creamery



Logo	

Headline	Let's make ice cream, together

Cover photo



**Hero
Image**



Tags

**Pitch
text**

Company highlights

- 13 Ample Hills scoop shops across New York, New Jersey, Florida and California
- Plans to open 4 new scoop shop locations in 2019 including Brooklyn Bridge Park's Historic Fireboat House in Dumbo, Brooklyn
- Licensing relationship with Disney, having partnered with Star Wars in 2015 and 2017, Mickey Mouse in 2018 and Marvel coming up in 2019
- Hyper local partnerships with big community players in our backyard such as Baked By Melissa, The Meatball Shop and more
- Made in Brooklyn! All our ice cream is made in our state-of-the-art 15,000 sq ft factory in Red Hook, where we also have a scoop shop and self-guided, interactive museum explaining how ice cream is made
- Distribution in over 100 grocery stores without making sales pitches. Since sales conversations began, we have commitment from 200+ new stores
- Potential for growth in e-commerce with flat rate shipping nationwide and $0 digital marketing spend to date
- Supportive existing investor base, including prominent early stage, consumer-focused investors such as Brooklyn Bridge Ventures, Lerer Ventures, Rosecliff Ventures and Red Sea Ventures

"Best Ice Cream Shop In America!"



Brian and Jackie inside the Ample Hills Red Hook Factory in Brooklyn

Ample Hills Creamery opened in 2011 on a quiet corner in Brooklyn by husband-and-wife duo, Brian Smith and Jackie Cuscuna, with one core belief: ice cream brings people together. The more whimsical the flavor, the better. In seven short years, we've grown from one brick-and-mortar scoop shop to 13 locations in four states (with four more in the works) and operating the largest ice cream production facility in New York City. Our pints can be found in over 150 grocery stores. We hope to sprinkle our scoop shops all over the country—each one serving the neighborhood. Our dream is for our ice cream to play a humble role in your most cherished memories.

With your support, our dream can become a reality.



Every flavor tells a story

We make whimsical, indulgent ice cream—connecting with the child inside all of us. Every flavor tells a story.

What do we mean by "every flavor tells a story"?

To put it simply, storytelling informs our approach to, well, everything! From the ingredients we choose to how we design our pints, every element is thoughtfully created to share a story with you. We care about storytelling because we believe in the power of stories; they're how we connect! Whether it's through entertainment or conversation, we get to know each other through the stories we share.

Throughout the year, we love to create topical flavors that tell stories based on partnerships and popular culture—and based on what our customers want to see most. It's this unbridled enthusiasm for the new that keeps us in the moment, keeps our brand relevant and ensures our flavors resonate with our guests. We stay inspired.

- **God Save The Cream** for the Royal Wedding
- **The Scoop** to honor the 20th Anniversary of ABC's 20/20
- **Chocolate Trip** and **Summer of Love**, cupcake-filled collaborations with Baked by Melissa
- **Baby, I Was Churned This Way!** our annual Pride flavor
- Flavors inspired by sports teams like **The Hat Trick** for the New York Rangers and **Fly Eagles Fly** for the Philadelphia Eagles

We're continuously looking to create new flavors that celebrate moments in time with our community! While we often collaborate on these creations with hyper local partners, most of the time, these flavors are made in house by us from start to finish. And we always look to our community to help us dream up new ideas for flavors—and flavor names.



Beyond the scoop

We strive to create a place between work and home—a gathering spot—for our community to not only come in and enjoy ice cream but to connect, celebrate and learn. Our scoop shops host class field trips where kids learn how to make ice cream on an ice cream churning bicycle, private parties customized for any celebration, catering and classes where you learn how to make ice cream our way.



Our New Flagship!

In January 2019, we will open our flagship location at the Historic Brooklyn Fireboat House in Brooklyn's Dumbo neighborhood. This site marks the birth of Brooklyn as a commuting suburb of Manhattan and is the exact spot where Walt Whitman would have first set foot in Brooklyn.

We derive our name from Whitman's poem "Crossing Brooklyn Ferry" so this site holds huge historical significance for both Ample Hills and Brooklyn. We intend to open both an ice cream scoop shop and a collaborative museum with Brooklyn Historical Society in homage to Walt Whitman.

The scoop shop will open by May 2019 in time for the 200th anniversary of Whitman's birthday and the museum following by early 2020.

We couldn't be more excited about this new location.

We're being talked about in the press



"TOP ICE CREAM
SHOP IN AMERICA"
- FOOD NETWORK



BEST ICE CREAM IN
NEW YORK CITY
- ZAGAT GUIDE



"I ONCE ATE AN
ENTIRE PINT IN MY
PAJAMAS!"
- OPRAH

What our community is saying...



Ryan S
🗗 26 👍 19

 Reviewed 27 August 2017

Best Ice Cream in the World. Period.

I challenge anyone to show me a better scoop of ice cream, in the world. We were lucky enough to live 2 blocks from Ample Hills when it opened, and we just moved out of town in the past few months. There are a few things we miss about Brooklyn, nothing more than Ample Hills.



Monica C.
Long Island, NY
👫 19 friends
⭐ 54 reviews
📷 21 photos
Elite '18

 10/30/2018

My absolute favorite ice cream. It doesn't get any better than this folks. I used to live in Park Slope and walk over to this place for ice cream. This is the original location and also the smaller one so seating is limited. There's probably going to be a line when you go but it's worth the wait.



Bijou N.
Los Angeles, CA
👫 875 friends
⭐ 462 reviews
📷 1290 photos
Elite '18

 12/29/2018
✔ 1 check-in

Some of the best ice cream I've ever had! When I was visiting New York, I knew I had to try this famous Ample Hills and I wasn't disappointed!

Traction

Since launching our first scoop shop in Prospect Heights in 2011, we've seen tremendous growth:

- Built 13 scoop shop locations in New York, New Jersey, Florida and California, including a store we have licensed to Disney on the boardwalk
- 2018 Revenue is excess of $7,000,000
- Expecting 2019 Revenue in excess of $15,000,000
- Now sold in over 100 grocery stores across the United States
- Built the largest ice cream production facility in New York City: a 15,000 sq ft factory with an over 500,000-gallon capacity
- Have locked in four licensing deals with major brands like Marvel, Mickey Mouse and Star Wars
- Press coverage from major publications including *The New York Times*, *CBS This Morning* and *Eater*

And 2018 was our biggest year yet! Just in the last year, we:

- Unveiled our 15,000 sq ft Red Hook Factory
- Churned 13 brand new flavors and opened four new scoop shops (including our first on the West Coast in LA)
- Made ice cream celebrating the Super Bowl, the Royal Wedding and the 90th anniversary of Mickey Mouse
- Opened a pop-up space within Disney's Mickey Mouse Exhibition in NYC
- Delivered over 5,000 orders to the doors of dessert lovers across the nation
- Got shout-outs from Ina Garten, Nicole Byer and Ellie Kemper
- Scooped ice cream at Fashion Week with Opening Ceremony
- Began offering free shipping nationwide
- Hosted pop-ups at local hot spots like Pioneer Works
- Collaborated with local businesses to create shop-specific flavors that celebrate the neighborhood of each of our locations
- Experimented with new mix-ins
- Raised $1,718 for charity.

Our grocery store distribution grew organically with no wholesale efforts from October 2017 through June 2018. In July, we added a dedicated sales effort that has helped grow our distribution dramatically on the East and West Coasts.



Business model

In July 2018, we opened a 15,000 square foot factory with the capacity to produce up to 500,000 gallons of ice cream per year (that's up from 50,000 at our previous location) in Red Hook, Brooklyn. The factory is 50% ice cream factory and 50% bakery—where we make all of our ice cream mix-ins. In addition, the factory is an interactive ice cream museum where people of all ages can come and learn about how it's all done. (We believe in an experiential approach to education.)



Red Hook, Brooklyn is home to the Ample Hills Red Hook Factory, complete with a museum and scoop shop

There are four major growth drivers of the business:

Retail scoop shops

We currently have 13 retail scoop shops in New York, New Jersey, Florida and California with plans to open at least four new locations in 2019.

Each of our scoop shops sells a shop-specific flavor alongside our playful range of universal favorites like **Ooey Gooey Butter Cake**, **Snap, Mallow, Pop!**, **The Munchies** and **Nonna D's Oatmeal Lace**. Our shop-specific flavors are unique to the location, celebrating the local community! Every shop-specific flavor tells a story inspired by the neighborhood, like **It Came From Gowanus** or **The Hell's Kitchen Sink**.



We offer cups, cones, floats, milkshakes, pints, ice cream flights, ice cream cakes and more in the shop.

 

Wholesale

We currently offer six Ample Hills flavors and three Ample Hills Mickey Mouse flavors in grocery stores.

This summer we will introduce three flavors with Marvel for Captain America, Black Panther and Spider-Man.

Later this year, we will launch our Ample flavors in new innovative square packaging— providing more space for us to tell the story of each flavor. The innovation this represents is indicative of the creative drive within the company.



Licensing

Through our work with Star Wars and Mickey Mouse, we have proven our ability to bring innovation to licensing—we don't just slap a logo on a pint of ice cream. Our creative talent and achievements to date allow us to initiate exciting licensing conversations. We believe in creating original flavors and designing original packaging that celebrate each of our partnerships and connect with our guests!

We've built a strong partnership with Disney and we have new licensing agreements in the works for 2019.



E-commerce

We now offer free nationwide shipping for the first time in our history.



Americans are choosing quality over quantity

Over the past decade, ice cream volumes are only slightly down, but revenues are tracking up.

- $5.47B in ice cream revenue in the U.S. in 2018—it's more profitable than snack foods, candy and cereal!
- Anticipated growth of 1.1% through 2021
- Private labels account for 20-25% of total market share
- With average profit margins of 23%, ice cream is among the most lucrative products in the food industry

Positioned to become a nationally significant player

Ample Hills distinguishes itself by investing in product development and design.

2019 is our year of opportunity

2018 was a big year for us and 2019 will be even bigger.

We're focusing on four key areas of the business to accelerate our growth:

1. **Production**: Through our new factory we expect to see significant production efficiencies and cost reductions. We also expect significant product innovation.
2. **Brick & mortar growth**: Improved retail profitability through greater data tracking and process. Expansion of our retail footprint.
3. **Partnerships**: Continue to grow existing partnerships and find new licensees and fun collaborations.
4. **Distribution**: Accelerate wholesale distribution and growth of our e-commerce business.

Founders



Brian Smith and Jackie Cuscuna are not only the founders of Ample Hills Creamery, they are also husband and wife. Prior to launching Ample Hills Creamery, Brian was a sci-fi movie writer and Jackie was a New York City high school teacher. They had two young children and a shared passion, which took them on many adventures throughout the tristate area exploring community gathering spots and tasting all sorts of ice cream. Brian had always dabbled in churning homemade ice cream, but he did not have any formal training.

Neither of them had any entrepreneurial experience. What they created and envisioned was based on their personal experience as enthusiastic customers and parents. The rest was all on-the-job training.

Brian and Jackie are now fully dedicated to Ample Hills Creamery, perfecting their product and on their way to becoming America's favorite ice cream!

Our Amployees are the best!



Who we are at Ample Hills Creamery is found in everyone who works with us—the Amployees. Our Amployees are dessert people who don't mind giving you unlimited samples. Many of our Amployees started as scoopers and are now our chefs, managers and artists. As we've grown, they've grown with us. We think that's a pretty good sign.

Join us as we transform Ample Hills from your favorite local ice cream shop to America's favorite ice cream scoop shop!

Team

	Morgan Johnson	President	Transplanted from the UK and helping to build the best ice cream company in America!
	Jackie Cuscuna	Founder / CCO	High school teacher turned ice cream maker and community builder.
	Richard Saslaw	Director of Finance	Successful, accomplished business executive with a strong track record of achievement and growth specializing in the areas of corporate finance, manufacturing, retail, and wholesale operations with leading international organizations.
	Lauren Kaelin	Creative Director	Lauren has worked at Ample Hills for over seven years— painting murals, designing packaging, creating farm animal mascots and leading a team of inspiring creatives. She lives in Brooklyn with her wife and loves pigs.
	Matt Scott	Director of Production	Matt has been in the ice cream industry for over a decade. He loves the challenge of improving processes and team building. GO PATS!
	Megan Dolce	Director of Marketing	Megan has over 10 years of experience working in Brand & Marketing from fashion to athleisure and now ice cream! Her strengths lie in branding, partnerships, business strategy, and leadership development.
	Vanessa Cummo	Director of Retail	Vanessa has 15 years of speciality/experiential retail management experience running retail at Rent The Runway and before that Dylan's Candy Bar. Her expertise lies in expansion, training, people development, strategy, and operations.
	Brian Smith	Founder/CEO	Screenwriter turned ice cream maker. (Don't look up my bad monster movies!)

Perks

$25	$5.00 credit in-shop and online.
$100	$10 CREDIT in shop and online. Local bonus: Come into one of our shops and get a FREE tote.
$500	Online 6-Pack of ice cream. Local bonus: Come into one of our shops and get a free signed cookbook and tote.
$1,000	An online 6-Pack for you and an online 6-Pack for a friend. Local bonus: Come into one of our shops to get a signed cookbook, tote and t-shirt.
$5,000	An online 6-Pack for you and an online 6-Pack for a friend + a behind the scenes of the Red Hook Factory. Local Bonus: Come into one of our shops to get a signed cookbook, tote, t-shirt and water bottle.
$10,000	Online 6-Pack for you & online 6-Pack for a friend + A behind the scenes tour of Red Hook Factory & lunch with Founders Brian Smith and Jackie Cuscuna. Local Bonus: Come into one of our shops for merchandise items. (Transportation not included)
$25,000	Same bonus perks as $10,000, + work with Brian & Jackie to create a custom Ample Hills flavor to take home (4 pints) with artwork created by our Creative Director. Local bonus: Come into one of our shops for a signed cookbook, t - shirt, scooper, water bottle, tote. (Transportation not included)
$50,000	Same bonus perks as $25,000, but your custom designed flavor will be sold in select Ample Hills shops. Local bonus: Come into one of our shops for a signed cookbook, t-shirt, scooper, water bottle and tote. (Transportation not included & in-shop locations and run time for custom flavor is determined by Ample Hills)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT D

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AMPLE HILLS HOLDINGS, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Ample Hills Holdings, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $45,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

        (c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

    "**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

    "**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration)

Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Raleigh, North Carolina Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AMPLE HILLS HOLDINGS, INC.

By:
Name: Morgan Johnson
Title: President
Address: Ample Hills, 305 Nevins St, Brooklyn, NY, 11215
Email: mj@amplehills.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Ample Hills Holdings, Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and Open Deal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

   (a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   (b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the

Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary .

7. Assignment.
    (a)   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    (b)   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR: **INTERMEDIARY:**
By: By:
Name: Name:
                                                  CCO, OpenDeal Portal LLC d/b/a Republic
Date: Date: